June 17, 2025

Jennifer DiRico
Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, New Jersey 07724

       Re: Commvault Systems, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           File No. 001-33026
Dear Jennifer DiRico:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30

1. We note your present annual recurring revenue (ARR) and subscription ARR in your
       Item 2.02 Form 8-K earnings releases and you refer to such measures as "KPIs" in your investor presentation. We also note you present other measures such as SaaS net dollar retention rate and subscription customer growth in your investor presentations.
       Please tell us your consideration to include these measures in your Form 10-Q and 10-
       K filings. In addition, tell us whether management uses any other key performance measures in evaluating your business and if so, revise to include a qualitative and quantitative discussion of such metrics. Refer to SEC Release No.
33-10751.
Results of Operations, page 35

2. We note you refer to several factors impacting the period-over-period change in operating expenses, however, you only quantify the impact of stock-based compensation. Where a material change is attributed to two or more factors, including
 June 17, 2025
Page 2

       any offsetting factors, revise to describe the contribution of each factor in quantified terms. Refer to Item 303(b) of Regulation S-K.
Consolidated Statements of Operations, page 47

3. We note subscriptions includes revenues from both products (i.e., the software portion of term-based licenses) and services (SaaS offerings). Please tell us the amount of term-based license software revenue included in this line item for each period presented. Also, tell us your consideration to separately present revenue from these products and services pursuant to Rule 5-03(b) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 3. Revenue
Disaggregation of Revenues, page 59

4. Please tell us what consideration was given to disaggregating revenue between point-
       in-time and over-time recognition. In this regard, we note your subscription revenues include both term-based software license revenues that are recognized up-front and
       SaaS revenues, which are recognized over-time. Refer to ASC 606-10-50-5 and 55-89 through 91.
Note 14. Segment Information, page 72

5. We note the CODM uses consolidated net income (loss) to measure segment profit or loss, allocate resources and assess performance. Please revise to discuss how the
       CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to 280-10-50-29(f) and the example at 280-10-55-54(c).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Danielle Sheer